                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 ______________

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)
           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. 5)/1/


                       COLLEGE TELEVISION NETWORK, INC.
                       --------------------------------
                               (Name of Issuer)

                                 Common Stock
                                 ------------
                        (Title of Class of Securities)

                                   194506101
                                   ---------
                                (CUSIP Number)

            Neil H. Dickson, Esq., Morris, Manning & Martin, L.L.P.
           3343 Peachtree Road, N.E., 1600 Atlanta Financial Center
                     Atlanta, Georgia 30326 (404) 233-7000
                  -------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                     October 8, 1999 and October 18, 1999
                     ------------------------------------
            (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13D-1 (b)(3) or (4), check the following box.[]

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 (b) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                             (Page 1 of 13 Pages)


_____________________
/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  194506101                      13 D                  PAGE 2 OF 14

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

    U-C Holdings, L.L.C.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:             (a)[_]
                                                                   (b)[_]

3.  SEC USE ONLY:

4.  SOURCE OF FUNDS*: WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) OR 2(e):                          [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware limited liability company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER: 0

8.  SHARED VOTING POWER: 12,501,444

9.  SOLE DISPOSITIVE POWER: 0

10. SHARED DISPOSITIVE POWER: 19,534,771

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON: 19,534,771 /2/ /3/

__________________________
/2/ Number of shares reflects one-for-five reverse stock split effected November
    12, 1997.

/3/ This figure is the total number of shares of Common Stock of the Issuer owned or controlled by the reporting person as of October 18, 1999. On October 8, 1999, U-C Holdings, L.L.C. ("Holdings"), majority stockholder of the Issuer, purchased 33,333 shares of Series A Convertible Preferred Stock of the Issuer ("Series A Preferred") pursuant to the Purchase Agreement ("Purchase Agreement"), dated August 31, 1999. On October 18, 1999, Holdings purchased an additional 153,334 shares of Series A Preferred pursuant to an Amended and Restated Purchase Agreement ("Amended Purchase Agreement"), dated October 18, 1999. As of the dates of issuance, such Series A Preferred is convertible into 622,224 shares of Common Stock, however, it is non-voting until after the effective date of a Schedule 14C Information Statement to be sent to the stockholders in connection with such issuance. The Amended Purchase Agreement also provides that the Issuer has the option to sell to Holdings, before August 31, 2000, an additional 613,333 shares of Series A Preferred, and Holdings has the option to purchase up to an additional 400,000 shares of Series A Preferred if it contributes up to $6,000,000 pursuant to its guarantee of a loan to Armed Forces Communications, Inc. from Canadian Imperial Bank of Commerce. Additionally, on October 18, 1999, the Issuer filed a Plan of Reclassification (the "Plan"), whereby the Issuer's Convertible Preferred Stock ("Convertible Preferred"), $.001 par value per share, was reclassified into shares of Series A Preferred. Pursuant to the Plan, the 309,998 shares of Convertible Preferred Holdings owns were reclassified on a one-for-one basis into 309,998 shares of Series A Preferred. This figure also includes (i) 2,044,443 shares of Common Stock that may be issued to Holdings upon conversion of Series A Preferred it currently has the option to purchase before August 31, 2000 (613,333 shares of Series A Preferred); (ii) 3,333,333 shares of Common Stock that may be issued to Holdings upon its conversion of the Series A Preferred purchased by Holdings on August 31, 1999; and (iii) 924,832 shares of Common Stock that may be purchased by Holdings upon the exercise of Class C Warrants issued to Holdings on October 5, 1998, and April 25, 1997. This number excludes any shares of Common Stock purchasable by Holdings pursuant to certain Equity Purchase Agreements dated April 25, 1997, which give Holdings the right to purchase Common Stock upon the exercise of certain private placement warrants and options.

CUSIP NO.  194506101                               13 D          PAGE 3 OF 14

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*:                                      [_]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  87.3%

14.   TYPE OF REPORTING PERSON*:  OO (limited liability company)

CUSIP NO. 194506101               13 D                  PAGE 4 OF 14

1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

      John R. Willis

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*: (a)[_]
                                                         (b)[_]
3.    SEC USE ONLY:

4.    SOURCE OF FUNDS*:  AF

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) OR 2(e):                        [_]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION:  U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.    SOLE VOTING POWER: 0

8.    SHARED VOTING POWER: 12,501,444

9.    SOLE DISPOSITIVE POWER: 0

10.   SHARED DISPOSITIVE POWER: 19,534,771 /2/ /3/

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON: 19,534,771 /4/

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*:                                     [_]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:  87.3%

14.   TYPE OF REPORTING PERSON*:  IN


_____________________
/4/ Mr. Willis disclaims such beneficial ownership of the securities held by Holdings except to the extent of his indirect beneficial interest as a Founding Member of Willis Stein & Partners, L.L.C., the general partner of Willis Stein & Partners, L.P., which is the Managing Member of Holdings.

CUSIP NO.  194506101                        13 D                  PAGE 5 OF 14

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

     Avy H. Stein

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:    (a)[_]
                                                           (b)[_]

3.   SEC USE ONLY:

4.   SOURCE OF FUNDS*: AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e):                           [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER: 0

8.   SHARED VOTING POWER: 12,501,444

9.   SOLE DISPOSITIVE POWER: 0

10.  SHARED DISPOSITIVE POWER: 19,534,771 /2/ /3/

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON: 19,534,771 /5/

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*:                                       [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:  87.3%

14.  TYPE OF REPORTING PERSON*:  IN





________________________
/5/ Mr. Stein disclaims such beneficial ownership of the securities held by Holdings except to the extent of his indirect beneficial interest as a Founding Member of Willis Stein & Partners, L.L.C., the general partner of Willis Stein & Partners, L.P., which is the Managing Member of Holdings.

CUSIP NO.  194506101                        13 D                  PAGE 6 OF 14

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

     Daniel M. Gill

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:     (a)[_]
                                                            (b)[_]

3.   SEC USE ONLY:

4.   SOURCE OF FUNDS*: AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e):                            [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER: 0

8.   SHARED VOTING POWER: 12,501,444

9.   SOLE DISPOSITIVE POWER: 0

10.  SHARED DISPOSITIVE POWER: 19,534,771 /2/ /3/

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 19,534,771/6/

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*:                                          [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:  87.3%

14.  TYPE OF REPORTING PERSON*:  IN



/6/ Mr. Gill disclaims such beneficial ownership of the securities held by Holdings except to the extent of his indirect beneficial interest as a Founding Member of Willis Stein & Partners, L.L.C., the general partner of Willis Stein & Partners, L.P., which is the Managing Member of Holdings.

CUSIP NO.  194506101                        13 D                  PAGE 7 OF 14

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

    Daniel H. Blumenthal

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:       (a)[_]
                                                             (b)[_]

3.  SEC USE ONLY:

4.  SOURCE OF FUNDS*: AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) OR 2(e):                               [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION:  U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER: 0

8.  SHARED VOTING POWER: 12,501,444

9.  SOLE DISPOSITIVE POWER: 0

10. SHARED DISPOSITIVE POWER: 19,534,771 /2/ /3/

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON: 19,534,771 /7/

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*:                                            [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:  87.3%

14. TYPE OF REPORTING PERSON*:  IN



__________________________
/7/ Mr. Blumenthal disclaims such beneficial ownership of the securities held by Holdings except to the extent of his indirect beneficial interest as a Founding Member of Willis Stein & Partners, L.L.C., the general partner of Willis Stein & Partners, L.P., which is the Managing Member of Holdings.

Item 1. Security and Issuer.
-------  -------------------

      This Statement on Schedule 13D relates to the shares of Common Stock (the "Common Stock"), $.005 par value, of College Television Network, Inc. (the "Issuer"), formerly UC Television Network Corp. The address of the principal executive office of the Issuer is College Television Network, Inc., 5784 Lake Forrest Drive, Suite 275, Atlanta, Georgia 30328.

Item 2.  Identity and Background.
-------  -----------------------

      This Statement is filed by the following persons:

     (a) U-C Holdings, L.L.C. ("Holdings"), a limited liability company organized under the laws of the State of Delaware with its principal business address at 227 West Monroe Street, Suite 4300, Chicago, Illinois 60606. Holdings' principal business is investing in the securities of the Issuer.

     (b) John R. Willis, an individual whose business address is 227 West Monroe Street, Suite 4300, Chicago, Illinois 60606. Mr. Willis' principal occupation is serving as a Manager and Founding Member of Willis Stein & Partners, L.L.C., the general partner of Willis Stein & Partners, L.P., a private equity investment limited partnership. Mr. Willis is a citizen of the United States of America.

     (c) Avy H. Stein, an individual whose business address is 227 West Monroe Street, Suite 4300, Chicago, Illinois 60606. Mr. Stein's principal occupation is serving as a Manager and Founding Member of Willis Stein & Partners, L.L.C., the general partner of Willis Stein & Partners, L.P., a private equity investment limited partnership. Mr. Stein is a citizen of the United States of America.

     (d) Daniel H. Blumenthal, an individual whose business address is 227 West Monroe Street, Suite 4300, Chicago, Illinois 60606. Mr. Blumenthal's principal occupation is serving as a Founding Member of Willis Stein & Partners, L.L.C., the general partner of Willis Stein & Partners, L.P., a private equity investment limited partnership. Mr. Blumenthal is a citizen of the United States of America.

     (e) Daniel M. Gill, an individual whose business address is 227 West Monroe Street, Suite 4300, Chicago, Illinois 60606. Mr. Gill's principal occupation is serving as a Founding Member of Willis Stein & Partners, L.L.C., the general partner of Willis Stein & Partners, L.P., a private equity investment limited partnership. Mr. Gill is a citizen of the United States of America.

     In addition, information relating to the following entities and persons is provided pursuant to General Instruction C to Schedule 13D:


     (g) Willis Stein & Partners, L.P., a limited partnership organized under the laws of the State of Delaware with its principal business address at 227 West Monroe Street, Suite 4300, Chicago, Illinois 60606. The principal business of Willis Stein & Partners, L.P. is investing in equity securities. Willis Stein & Partners, L.P. serves as the Managing Member of Holdings.

     (h) Willis Stein & Partners, L.L.C., a limited liability company organized under the laws of the State of Delaware with its principal business address at 227 West Monroe Street, Suite 4300, Chicago, Illinois 60606. The principal business of Willis Stein & Partners, L.L.C. is serving as the General Partner of Willis Stein & Partners, L.P., a private equity investment limited partnership.

     (i) Willis Stein & Partners II, L.P., a limited partnership organized under the laws of the State of Delaware with its principal business address at 227 West Monroe Street, Suite 4300, Chicago, Illinois 60606. The principal business of Willis Stein & Partners II, L.P. is investing in equity securities.

     (j) Willis Stein & Partners Dutch, L.P., a limited partnership organized under the laws of the State of Delaware with its principal business address at 227 West Monroe Street, Suite 4300, Chicago, Illinois 60606. The principal business of Willis Stein & Partners Dutch, L.P. is investing in equity securities.

     (k) Willis Stein & Partners Management II, L.P., a limited partnership organized under the laws of the State of Delaware with its principal business address at 227 West Monroe Street, Suite 4300, Chicago, Illinois 60606. The principal business of Willis Stein & Partners Management II, L.P. is serving as the General Partner of Willis Stein & Partners II, L.P. and Willis Stein & Partners Dutch, L.P., private equity investment limited partnerships.

     (l) Willis Stein & Partners Management II, L.L.C., a limited liability company organized under the laws of the State of Delaware with its principal business address at 227 West Monroe Street, Suite 4300, Chicago, Illinois 60606. The principal business of Willis Stein & Partners Management II, L.L.C. is serving as the General Partner of Willis Stein & Partners Management II, L.P., a private equity investment limited partnership.

     During the past five years, none of the entities or persons listed above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.
-------  -------------------------------------------------

     The funds used to acquire the Series A Preferred of the Issuer described in
Item 5 below were taken from the equity contributions to capital of Holdings made by its members. The purchase price of the Series A Preferred reported herein pursuant to the Purchase Agreement (described in Item 4) executed by and between the Issuer and Holdings was $2,800,000.


Item 4.  Purpose of Transaction.
-------  ----------------------

     On October 8, 1999, the Issuer issued to Holdings 33,333 shares of Series A Convertible Preferred Stock, $.001 par value per share ("Series A Preferred") for an aggregate purchase price of $500,000 pursuant to the Purchase Agreement between Holdings and the Issuer dated August 31, 1999 (the "Purchase Agreement"). On October 18, 1999, Holdings purchased an additional 153,334 shares of Series A Preferred for an aggregate purchase price of $2,300,000 pursuant an Amended and Restated Purchase Agreement ("Amended Purchase Agreement"), between the Issuer and Holdings, dated October 18, 1999. The purpose of Holdings' purchase of shares was to enable the Issuer to raise $2,800,000 in gross proceeds needed for the Issuer's working capital needs and investment in e-palette, inc., a New York corporation. Additionally, the Amended Purchase Agreement provides that the Issuer has the option to sell to Holdings, subject to various conditions within the control of Holdings, before August 31, 2000, an additional 613,333 shares of Series A Preferred for an aggregate purchase price of $9,200,000 and Holdings has the option to purchase up to an additional 400,000 shares of Series A Preferred if it contributes up to $6,000,000 pursuant to its guarantee of a loan to Armed Forces Communications, Inc.("Armed Forces"), a New York corporation and wholly-owned subsidiary of the Issuer, from

Canadian Imperial Bank of Commerce ("CIBC") and its affiliates, pursuant to a Credit Agreement by and among Armed Forces, CIBC and its affiliates, dated as of August 31, 1999.

     The conversion ratio of the Series A Preferred into Common Stock is computed by multiplying the number of shares of Series A Preferred to be converted by the $15.00 per share purchase price and dividing the result by the conversion price of the Series A Preferred (the "Conversion Price") then in effect with respect to such shares. On the date of issuance, the Conversion Price was set at $4.50. As of the date hereof the Series A Preferred is non-voting stock; however, after the effective date of a Schedule 14C Information Statement to be sent to the stockholders of the Issuer in connection with the issuance of the Series A Preferred, it gains the right to vote on an as-converted basis to Common Stock based upon the number of shares of Common Stock the Series A Preferred is convertible into on the date of issuance or 622,224 shares of voting stock.

     The share numbers set forth herein reflect (i) the shares issuable upon conversion of the shares of Series A Preferred purchased by Holdings pursuant to the Purchase Agreement (including those shares purchased on August 31, 1999 and October 8, 1999, totaling 1,033,333 shares of Series A Preferred), (ii) the shares issuable upon conversion of the shares of Series A Preferred purchased by Holdings pursuant to the Amended Purchase Agreement, (iii) the Issuer's option to issue an additional 613,333 shares of Series A Preferred to Holdings, (iv) the shares issuable upon conversion of the reclassified 309,998 shares of Series A Preferred purchased by Holdings on July 23, 1999, and (v) the exercise the Warrants issued to Holdings by the Issuer on October 5, 1998 and on April 25, 1997. The persons identified in response to Item 2 of this Statement will make the determination as to when or whether to convert the Series A Preferred.

     While they reserve the right to develop plans or proposals in the future regarding the following items, at the present time none of the persons identified in response to Item 2 of this Statement have any plans or proposals which relate to or would result in any of the following, except as to the planned acquisition of the additional Series A Preferred under the Amended Purchase Agreement before December 31, 1999:

     (a) the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer (except as set forth above);

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of the Issuer;

     (f) any other material change in the Issuer's business or corporate structure;

     (g) any changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national security association;

     (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

     (j) any action similar to those enumerated above.

Item 5.  Interest in Securities of the Issuer.
-------  ------------------------------------

     (a) Immediately prior to the consummation of the Amended Purchase Agreement, there were 14,411,755 shares of the Issuer's Common Stock outstanding, of which Holdings directly owned 11,576,612 shares, or 80.3% of the outstanding Common Stock. On of the date of issuance, if Holdings were to (i) convert all of the shares of Series A Preferred it now holds or has the option to purchase (including those shares purchased on August 31, 1999, October 8, 1999 and October 18, 1999), (ii) convert the 309,998 shares of reclassified Series A Preferred it now holds, and (iii) exercise the Warrants it holds, including (a) the Warrant issued to Holdings on October 5, 1998, and (b) the Warrant issued to Holdings on April 25, 1997, Holdings would own 19,534,771 shares of the Common Stock, or 87.3% of the Issuer's outstanding Common Stock. This excludes shares issuable to Holdings pursuant to certain Equity Protection Agreements dated April 25, 1997. John R. Willis and Avy H. Stein (collectively, the "Managers"), as the Managers of, and John R. Willis, Avy H. Stein, Daniel M. Gill and Daniel H. Blumenthal (collectively, the "Founding Members"), as the Founding Members of, Willis Stein & Partners, L.L.C., the general partner of Willis Stein & Partners, L.P., which is the Managing Member of Holdings, may be deemed to share the power to direct the voting and disposition of the shares of Common Stock held by Holdings and may be deemed to beneficially own such shares. Each of the Founding Members disclaims beneficial ownership of the securities held by Holdings except to the extent of his indirect beneficial interest as a Founding Member of Willis Stein & Partners, L.L.C., the general partner of Willis Stein & Partners L.P., which is the Managing Member of Holdings.

     (b) None of the Founding Members directly owns any shares of the Issuer's Common Stock, but the Founding Members may be deemed to share the power to vote or to direct the vote as well as the power to dispose of or to direct the disposition of all of the shares of Common Stock held by Holdings, by virtue of such persons' status as Managers and/or Founding Members of Willis Stein & Partners, L.L.C., the general partner of Willis Stein & Partners, L.P., which is the Managing Member of Holdings. Each of the Founding Members disclaims beneficial ownership of the securities held by Holdings except to the extent of his indirect beneficial interest as a Founding Member of Willis Stein & Partners, L.L.C., the general partner of Willis Stein L.P., which is the Managing Member of Holdings.

     (c) Other than the securities acquired pursuant to the Purchase Agreement and purchased by Holdings described herein, there were no transactions in the class of securities reported on that were effected during the past sixty (60) days or since the most recent filing of Schedule 13D by the persons named in response to Paragraph (a).

     (d) Pursuant to the Fourth Amended and Restated Limited Liability Company Agreement of U-C Holdings, L.L.C., dated August 31, 1999 (the "Operating Agreement"), the following persons are members of Holdings and, as such, have the right to receive distributions from Holdings: Jason Elkin, Thomas Gatti, Joseph D. Gersh, James Harder, Peter Kauff, Hollis W. Rademacher, Patrick Doran, Sergio Zyman, Martin Grant, George Giatzis, Willis Stein & Partners, L.P., Willis Stein & Partners II, L.P. and Willis Stein & Partners Dutch, L.P. The sole investment of Holdings is its interest in securities of the Issuer; therefore, any dividends paid by the Issuer to Holdings will be distributed to the members of Holdings in accordance with the distribution provisions of the Operating Agreement. As a result, the members of Holdings have the right to receive dividends from, as well as the proceeds from the sale of, securities of the Issuer held by Holdings.

     (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
------   ---------------------------------------------------------------------
         to Securities of the Issuer.
         ---------------------------

         The Operating Agreement (described in Item 5(d) above) provides that Willis Stein & Partners, L.P., as the Managing Member of Holdings, shall have the sole authority with respect to the transfer and voting of the securities owned by Holdings. The Operating Agreement contains provisions regarding the transfer and voting of the securities of the Issuer held by Holdings. The Operating Agreement was entered into among the members of Holdings named in response to Item 5(d) above.

Item 7.  Material to be Filed as Exhibits.
------   --------------------------------

         The following documents are filed as exhibits hereto:

     (a) Joint Filing Agreement, dated October 18, 1999, among U-C Holdings, L.L.C., John R. Willis, Avy H. Stein, Daniel M. Gill and Daniel H. Blumenthal.

     (b) Amended and Restated Purchase Agreement between U-C Holdings, L.L.C. and College Television Network, Inc., dated as of October 18, 1999.

     (c) Third Certificate of Designation of the Series A Convertible Preferred Stock and Plan of Reclassification filed with the Corporations Division of the State of Delaware October 18, 1999.

     (d) Second Certificate of Designation of the Series A Convertible Preferred Stock filed with the Corporations Division of the State of Delaware August 31, 1999 (incorporated by reference to Exhibit 7(b) to the Schedule 13D filed on September 10, 1999).

     (e) Purchase Agreement between U-C Holdings, L.L.C. and College Television Network, Inc., dated as of August 31, 1999 (incorporated by reference to Exhibit 7(c) to the Schedule 13D filed on September 10, 1999).

     (f) Fourth Amended and Restated Limited Liability Company Agreement of U-C Holdings, L.L.C. dated as of August 31, 1999 (incorporated by reference to Exhibit 7(e) to the Schedule 13D filed on September 10, 1999).

     (g) Purchase Agreement between U-C Holdings, L.L.C. and College Television Network, Inc., dated as of July 23, 1999 (incorporated by reference to Exhibit
4.1 to Issuer's Form 8-K filed August 3, 1999).

     (h) Form of Class C Warrant No. C-2 issued by College Television Network, Inc. to U-C Holdings, L.L.C. (incorporated by reference to Exhibit 4.14 to the Issuer's Registration Statement on Form S-3 (SEC File No. 333-58479), as amended, declared effective on July 28, 1998).

     (i) Form of Class C Warrant No. C-1 issued by College Television Network, Inc. to U-C Holdings, L.L.C. (incorporated by reference to Exhibit 4.2 to the
Schedule 13D filed on May 5, 1997).

                                   SIGNATURES

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of this 18th day of October, 1999.


                              Willis Stein & Partners, L.P.

                              By: Willis Stein & Partners, L.L.C.
                                  Its General Partner

                                    /s/ Daniel M. Gill
                              ---------------------------------------
                              by:  Daniel M. Gill
                              Its: Managing Director

                              Willis Stein & Partners, L.L.C.

                                   /s/ Daniel M. Gill
                              ---------------------------------------
                              by:  Daniel M. Gill
                              Its: Managing Director

                              John R. Willis

                                   /s/ Daniel M. Gill
                              ---------------------------------------
                              by:  Daniel M. Gill pursuant to a Power
                              of Attorney filed with the Commission

                              Avy H. Stein

                                  /s/ Daniel M. Gill
                              ---------------------------------------
                              by:  Daniel M. Gill pursuant to a Power
                              of Attorney filed with the Commission

                              Daniel H. Blumenthal

                                  /s/ Daniel M. Gill
                              ---------------------------------------
                              by:  Daniel M. Gill pursuant to a Power
                              of Attorney filed with the Commission

                                  /s/ Daniel M. Gill
                              ---------------------------------------
                              Daniel M. Gill

EXHIBIT A
                             JOINT FILING AGREEMENT
                             ----------------------

     The undersigned hereby agree that the Statement on Schedule 13D to which this Agreement is attached, relating to shares of Common Stock, par value $.005 per share, of College Television Network, Inc., and any amendments to such statement, will be filed on behalf of each of the undersigned.

     This Agreement may be executed in two (2) or more counterparts, each of which shall be an original, but all of which shall constitute but one agreement.

     Agreed this 18th day of October, 1999.


                              Willis Stein & Partners, L.P.

                              By: Willis Stein & Partners, L.L.C.
                                  Its General Partner

                                  /s/ Daniel M. Gill
                              --------------------------------------
                              by:   Daniel M. Gill
                              Its:  Managing Director

                              Willis Stein & Partners, L.L.C.

                                  /s/ Daniel M. Gill
                              --------------------------------------
                              by:   Daniel M. Gill
                              Its:  Managing Director

                              John R. Willis

                                  /s/ Daniel M. Gill
                              --------------------------------------
                              by:  Daniel M. Gill pursuant to a Power
                              of Attorney filed with the Commission

                              Avy H. Stein

                                  /s/ Daniel M. Gill
                              --------------------------------------
                              by:  Daniel M. Gill pursuant to a Power
                              of Attorney filed with the Commission

                              Daniel H. Blumenthal

                                  /s/ Daniel M. Gill
                              --------------------------------------
                              by:  Daniel M. Gill pursuant to a Power
                              of Attorney filed with the Commission

                                  /s/ Daniel M. Gill
                              --------------------------------------
                              Daniel M. Gill